March 31, 2016

VIA EDGAR

Attn:  Ms. Megan Miller

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)
File Nos. 333-172947 and 811-22534

Dear Ms. Miller:

The purpose of this letter is to respond to oral comments received by the Fund from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 2, 2016, regarding (i) the Fund’s Annual Report of Proxy Voting Record for the annual period ended June 30, 2014 (the “Annual Report of Proxy Voting Record”), filed on Form N-PX on August 14, 2015, (ii) the Fund’s Fidelity Bond Filings for 2013, 2014 and 2015 (the “Fidelity Bond Filings”), filed on Form 40-17G, (iii) the Fund’s Quarterly Schedules of Portfolio Holdings for the quarterly periods ended June 30, 2015 and December 31, 2015 (the “Quarterly Schedules of Portfolio Holdings”), filed on Form N-Q on August 26, 2015 and February 23, 2016, respectively, and (iv) the Fund’s Annual Certified Shareholder Report for the annual period ended September 30, 2015 (the “Annual Report”), filed on Form N-CSR on November 23, 2015.

For your convenience, the Staff’s comments have been reproduced in bold typefaces and are immediately followed by the Fund’s responses.

Form N-PX: Annual Report of Proxy Voting Record

1.      Staff Comment:   In accordance with the instructions to Form N-PX, Annual Report of Proxy Voting Record, please include the name of the issuer of the portfolio securities and the exchange ticker symbol of such portfolio securities in future filings.

Response: The Fund will include the name of the issuer of the portfolio securities, along with the exchange ticker symbol of such portfolio securities, in future filings.

Form 40-17G: Fidelity Bond Filings

2.      Staff Comment:  The Staff notes that the last 40-17G filing for the annual period ended September 1, 2013 was filed on April 1, 2013.  Please explain how the Fund is in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (“Rule 17g-1”).

Response: As of the date of this letter, the Fund has made certain 40-17G filings to reflect its continued coverage by a fidelity bond and its compliance with Rule 17g-1 since September 1, 2013.

Form N-Q: Quarterly Schedules of Portfolio Holdings

3.      Staff Comment:   Please confirm that the June 30, 2015 Schedule of Investments is unaudited and ensure that it is marked unaudited in future filings.

Response: The Fund confirms that the June 30, 2015 Schedule of Investments appearing in the Fund’s Quarterly Schedule of Portfolio Holdings for the quarterly period ended June 30, 2015 filed on Form N-Q on August 26, 2015, is unaudited.  The Fund will ensure that this Schedule is marked unaudited in the Fund’s future Form N-Q filings.

4.      Staff Comment:  Please include the tax disclosures required by footnote 8 of Rule 12-12 of Regulation S-X under the Securities Act of 1933, as amended (“Rule 12-12”).

Response: In future Form N-Q filings, the Fund will include these disclosures.

Form N-CSR:  Annual Report

5.      Staff Comment:  In future filings, please include the share class, if any, for any investments in other funds appearing in the Fund’s Schedule of Investments.

Response: The Fund will include the identity of the share class, if applicable, for any investments in other funds to be disclosed in its Schedule of Investments in future filings.

6.      Staff Comment:  The Staff notes that private investments funds disclosed in the Schedule of Investments are identified as non-tradable investment funds.  Please include all disclosures required by footnote 6 of Rule 12-12 in future filings on Form N-CSR.

Response: In future Form N-CSR filings, the Fund will include these disclosures.

7.      Staff Comment:  In the Fund’s Statement of Assets and Liabilities, please add a line item following “Total Liabilities” entitled “Commitments and Contingent Liabilities” in accordance with 17 CFR §210.6-04 (Item 15) and also add a reference to the appropriate footnote about unfunded commitments.

Response:   In all future filings which include a Statement of Assets and Liabilities, the Fund will add a line item following “Total Liabilities” entitled “Commitments and Contingent Liabilities” in accordance with 17 CFR §210.6-04 (Item 15) and also add a reference to the appropriate footnote about unfunded commitments.

8.      Staff Comment:  The Staff notes in the Fund’s Statement of Operations that certain funds included transfer agent fees. Please explain whether these are class-specific. If so, such expenses should be broken out by class on the Statement of Operations or in the notes to the financial statements according to ASC 946-225-45-9.

Response:  The Fund confirms that the funds’ transfer agent fees are expenses that are class-specific. In future N-CSR filings, the Fund will include a footnote with disclosures of fund-level expenses by class in the Statement of Operations or in the notes to its financial statements, as applicable.

9.      Staff Comment:  The Staff notes that the Fund did not have the required disclosure regarding the nature and risks of the Fund’s investments held at net asset value (“NAV”) in the notes to the Fund’s financial statements. According to ASC 820-10-50-6A, information relating to significant investment strategies on funded commitments and redemption and transferability restrictions is required for investments that are valued using NAV. Please update in future filings, including Form N-Q, as applicable.

Response: The Fund confirms that it will include all necessary disclosures regarding the nature and risks of the Fund’s investments held at NAV in its future Form N-CSR and Form N-Q filings.

10.   Staff Comment:  The Staff notes that Note 2 to the Fund’s financial statements discloses that the Fund has a balance of unfunded commitments of $132,325,000 to ten private investment funds.  Please explain and represent to us that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: The Fund generally projects capital raises and enters investment queues well in advance of when it estimates that such private investment funds will make capital calls.  Such private investment funds typically give the Fund 30 to 60 days’ advance notice of their intention to call their capital.  The Fund funds the called capital out of its current cash, its sales of liquid securities and/or the redemption of its investments in other funds, which typically can be redeemed upon 30 to 60 days’ notice.  The Fund represents that it reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments, including, but not limited to, its investments in such private investment funds.

11.   Staff Comment:   In future filings, please disclose in the notes to the Fund’s financial statements the method used to allocate income and expenses and realized/unrealized gains and losses to each class in accordance with the requirements of ASC 946-235-50-2.

Response:  The Fund will include such disclosure in its future filings.

12.   Staff Comment:  The Staff noted that the Fund entered into an expense limitation and reimbursement agreement that limited certain expenses borne by the Fund not to exceed .30% annually.  In future filings, please consider adding disclosure about what is meant by “certain expenses borne by the Fund.” Are any of such expenses subject to recoupment?  If so, please ensure that the terms are stated in the notes to the Fund’s financial statements and that the recoupment is limited to a three-year term.

Response: The Fund’s Expense Limitation and Reimbursement Agreement expired pursuant to its terms on June 30, 2015.  In future filings, the Fund will include disclosure about the expenses borne by the Fund and indicate that all previous amounts reimbursed pursuant to the Expense Limitation and Reimbursement Agreement were not subject to recoupment.

13.   Staff Comment:  The Staff notes that the Fund filed semi-annual reports for the periods ended September 30, 2014 and September 30, 2015 on Form N-CSR, when it should have filed these on Form N-CSR-S.  Please re-file the forms correctly with new certifications and a new date.  In addition, please provide an explanation for any amendments or changes included therein.

Response: The Fund re-filed amended Semi-Annual Reports for the periods ended September 30, 2014 and 2015, on Form N-CSR-S on March 7, 2016, with new certifications and a new date.  No other amendments or changes were included therein.

* * *

            In connection with these responses to the Staff’s comments, the Fund hereby acknowledges the following:

•        the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•        the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to any filing; and

•        the Fund may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at (303) 694-6299 or Mr. William Fuhs, President of the Fund, at (303) 895-3773.

                                                Best Regards,

                                                                        /s/ John Gordon

                                                Chief Compliance Officer

cc:        William Fuhs, President

            Versus Capital Multi-Manager Real Estate Income Fund LLC